UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd
(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD

FORM 6-K

Kingtone Wirelessinfo Solution Holding Ltd is furnishing under the cover of Form 6-K the following:

Change in Certifying Accountants

The practice of Bernstein & Pinchuk LLP (“B&P”), the independent registered public accounting firm of Kingtone Wirelessinfo Solution Holding Ltd (the “Company”), entered into a joint venture agreement with Marcum LLP and formed Marcum Bernstein & Pinchuk LLP (“MarcumBP”) in a transaction pursuant to which B&P merged its China operations into MarcumBP and certain of the professional staff of B&P joined MarcumBP as employees of MarcumBP. Accordingly, effective April 27, 2011, B&P resigned as the Company's independent registered public accounting firm and effective April 28, 2011, MarcumBP became the Company's independent registered public accounting firm. This change in the Company's independent registered public accounting firm was approved by the Audit Committee of the Company's Board of Directors on April 28, 2011.

The principal accountant's reports of B&P on the financial statements of the Company as of and for the years ended September 30, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended September 30, 2010 and 2009, and through April 27, 2011, there were no disagreements with B&P on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to B&P’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the years ended September 30, 2010 and 2009 and through April 27, 2011, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During the years ended September 30, 2010 and 2009 and through April 28, 2011, the Company did not consult with MarcumBP with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided B&P with a copy of the foregoing disclosure and requested B&P to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter, dated April 28, 2011, furnished by Bernstein & Pinchuk LLP, is filed as Exhibit 16.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd
By:	/s/ Ying Yang
Name:	Ying Yang
Title:	Chief Financial Officer

Date: April 28, 2011

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter of Bernstein & Pinchuk LLP dated April 28, 2011 regarding change in independent registered public accounting firm.